Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268995

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 11 DATED JANUARY 5, 2024
TO THE PROSPECTUS DATED AUGUST 10, 2023

This document supplements, and should be read in conjunction with, our prospectus dated August 10, 2023, as supplemented by Supplement No. 1 dated August 16, 2023, Supplement No. 2 dated September 5, 2023, Supplement No. 3 dated September 18, 2023, Supplement No. 4 dated October 4, 2023, Supplement No. 5 dated October 10, 2023, Supplement No. 6 dated October 24, 2023, Supplement No. 7 dated November 3, 2023, Supplement No. 8 dated November 16, 2023, Supplement No. 9 dated December 4, 2023 and Supplement No. 10 dated December 28, 2023. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of December 2023;
•updates to our portfolio; and
•the limit on redemptions pursuant to our share redemption plan for the first quarter of 2024.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D, Class M-I, Class T2 and Class N shares of our common stock on each business day for the month of December 2023. There were no Class S shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share**	NAV per Class D Share*	NAV per Class M-I Share	NAV per Class T2 Share	NAV per Class N Share**
December 1, 2023	$14.22	$14.31	$14.35	$14.33	$14.23	$14.17	$14.23
December 4, 2023	$14.23	$14.32	$14.35	$14.33	$14.23	$14.17	$14.24
December 5, 2023	$14.23	$14.32	$14.35	$14.33	$14.23	$14.17	$14.24
December 6, 2023	$14.23	$14.32	$14.35	$14.34	$14.23	$14.18	$14.24
December 7, 2023	$14.23	$14.32	$14.35	$14.34	$14.24	$14.18	$14.24
December 8, 2023	$14.23	$14.32	$14.35	$14.34	$14.24	$14.18	$14.24
December 11, 2023	$14.23	$14.32	$14.35	$14.34	$14.24	$14.18	$14.25
December 12, 2023	$14.23	$14.32	$14.35	$14.34	$14.24	$14.18	$14.25
December 13, 2023	$14.23	$14.33	$14.36	$14.34	$14.24	$14.18	$14.25
December 14, 2023	$14.23	$14.33	$14.36	$14.35	$14.24	$14.18	$14.25
December 15, 2023	$14.23	$14.33	$14.36	$14.35	$14.25	$14.18	$14.25
December 18, 2023	$14.24	$14.33	$14.36	$14.35	$14.25	$14.19	$14.25
December 19, 2023	$14.24	$14.33	$14.36	$14.35	$14.25	$14.19	$14.26
December 20, 2023	$14.24	$14.33	$14.36	$14.35	$14.25	$14.19	$14.26
December 21, 2023	$14.28	$14.37	$14.40	$14.39	$14.29	$14.23	$14.30
December 22, 2023	$14.28	$14.37	$14.40	$14.39	$14.29	$14.23	$14.30
December 26, 2023	$13.76	$13.85	$13.88	$13.87	$13.77	$13.71	$13.78
December 27, 2023	$13.75	$13.84	$13.87	$13.86	$13.76	$13.70	$13.77
December 28, 2023	$13.74	$13.83	$13.86	$13.85	$13.75	$13.69	$13.76
December 29, 2023	$13.65	$13.74	$13.77	$13.75	$13.66	$13.60	$13.66

*Class D shares are currently being offered pursuant to a private placement offering.
**Class N and Class T shares are not available for purchase except through our distribution reinvestment plan.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Updates to Our Portfolio

Since our inception over ten years ago, we have operated with a diversified real estate strategy intended to (i) generate an attractive level of current income for distribution to our stockholders; (ii) preserve and protect our stockholders’ capital investments; (iii) achieve appreciation of our NAV; and (iv) enable our stockholders to allocate a portion of their diversified, long-term investment portfolios to real estate as an alternative asset class. Industry benchmarks that track the value of direct investments in real estate properties have demonstrated a low correlation with the benchmarks for traditional asset classes, such as publicly traded stocks and bonds. Consistent with this strategy, since we commenced operations in May 2013 and through December 31, 2023, we have paid 127 consecutive monthly distributions to stockholders while producing an annualized total return of 6.6% with a low standard deviation of 3.7% since inception on our Class I shares.1

For the fourth quarter of 2023, our share classes had a total return between -1.7% and -2.0% with each share class’s NAV per share declining 3.3% as a result of valuation changes. Private real estate valuations continued to be impacted by the elevated interest rate environment, with the most acute impact on our industrial and residential assets, consistent with the market.

Within our property portfolio, the negative impact of the pressure on valuation metrics was offset somewhat during the fourth quarter of 2023 by strong operational outcomes across our assets and strong market rent growth across the industrial and student housing sectors. In addition to maintaining high levels of occupancy (95% across our property portfolio), our active asset management approach has allowed us to continue to invest in our properties to drive income growth. At RPT Flats at Carrs Hill, LLC, our wholly-owned indirect subsidiary located in Athens, Georgia with tenants primarily comprised of university students (“Flats at Carrs Hill”), a light renovation program has resulted in year-over-year rent growth of approximately 12% for the 2024-2025 school year, where pre-leasing is also ahead of last year’s pace. In addition, in the fourth quarter of 2023, we broke ground at RPT 1109 Commerce Corner, LLC, our wholly-owned indirect subsidiary ("Commerce Corner"), with plans to expand the property by approximately 141,000 square feet (the "Commerce Expansion"). Commerce Corner is a 259,910 rentable square-foot, 100% leased state-of-the-art, multi-tenant warehouse and distribution center that we acquired in 2014. The project is expected to cost approximately $29.0 million with substantial completion expected to be achieved approximately 12 months later.

Notably, after the successful disposition of two office properties in 2023 at prices slightly above their latest appraised values, we have strategically decreased our allocation to the office sector to just 5.0% of our property portfolio as of December 31, 2023. Our diversified property portfolio remains approximately 70.8% allocated to our highest-conviction sectors – industrial and residential – as of December 31, 2023. The remaining 24.2% of the property portfolio as of December 31, 2023 is invested in the retail sector, where we own primarily necessity-based, grocery-anchored assets with high occupancy and cash flow.

Further, as of December 31, 2023, we continued to maintain a prudent borrowing strategy as our balance sheet is well positioned with 77.2% of our total debt outstanding being fixed-rate with a weighted average cost of 3.8% and 5.3 years of weighted-average remaining term. None of these loans have near-term refinancing needs as there are no property loan maturities in 2024 or 2025, and only 9% of our current property level loan balance matures prior to November of 2028. As of December 31, 2023, the remaining 22.8% of our total debt outstanding relates to our floating rate Wells Fargo line of credit which was just amended in December 2023 to increase its maximum capacity, fully finance the costs of the Commerce Expansion, and extend the maturity date to December 2025.

1 Our Class I share class is the only share class that has an inception date equal to May 30, 2013, the date that we commenced operations. All other share classes have later inception dates with differing returns.

Share Redemption Plan Limit

For the quarter ending March 31, 2024, the limit for redemptions pursuant to our share redemption plan is $13,607,005.